Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

James R. Schoenike
      President

December 3, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Intrepid Capital Management Funds Trust Registration Statement on Form N-1A File Nos. 311-118634 and 811-21625

Ladies and Gentlemen:

        We join in the acceleration request of Intrepid Capital Management Funds Trust and hereby request that the above-referenced Registration Statement become effective December 7, 2004, at 9:00 a.m., Eastern Time, or as soon as is practicable thereafter.

Very truly yours,
Quasar Distributors, LLC
/s/ James R. Schoenike
James R. Schoenike, President

Quasar Distributors, LLC
(414) 287-3994 • (414)905-7939 fax